MARCUM
ACCOUNTANTS ▲ ADVISORS

March 16, 2023

British Columbia Securities Commission

Dear Sirs:

Re: **Liquid Media Group Ltd.** (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor dated March 16, 2023, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

Marcum LLP

Marcum LLP ▪ 730 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **marcumllp.com**